August 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Heather Clark/Thomas Jones

Re:	MCI Income Fund V, LLC
Request for Withdrawal of Offering Statement on Form 1-A
Filed January 4, 2021
File No. 024-11401

To Whom it May Concern:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended (the “Act”), MCI Income Fund V, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced offering statement (the “Offering Statement”). The Company submits this request for withdrawal, as it no longer intends to pursue the contemplated offering at this time.

As of the date hereof, the offering has not yet been qualified and none of the securities subject to the Offering Statement have been sold. Additionally, the Offering Statement is not the subject of a suspension of exemption proceeding under Rule 258 of the Act.

Accordingly, we hereby request that the Commission consent to the withdrawal of the Offering Statement with an order granting the withdrawal as of the date of the filing for this request. Should the staff of the Commission have further questions regarding this request, please contact the Company’s corporate and securities counsel, Robert Kaplan, Esq. of Whiteford, Taylor & Preston L.L.P. at (804) 807-7374 or rkaplan@wtplaw.com. Please provide the Company’s counsel with a copy of the order granting withdrawal of the Offering Statement as soon as it is available.

Sincerely,

/s/ Zach Ipour
Zach Ipour
Co-President (Principal Executive Officer)